                                  SCHEDULE 13D
                                 (Rule 13d-101)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1
                                              ---

                            Pride International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741541106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Thomas R. Denison - First Reserve Corporation, 1801 California St., #4110,
                        Denver, CO 80202, (303) 382-1280
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. / /



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP No.   741541106             SCHEDULE 13D                Page 2 of 13 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           First Reserve Fund VII, Limited Partnership
           I.R.S. No.:  06-1457408
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           N/A

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             / /

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

      NUMBER OF                0
                      ----------------------------------------------------------
     BENEFICIALLY     8        SHARED VOTING POWER

       OWNED BY                820,327
                      ----------------------------------------------------------
        EACH          9        SOLE DISPOSITIVE POWER

      REPORTING                0
                      ----------------------------------------------------------
       PERSON         10       SHARED DISPOSITIVE POWER

        WITH                   820,327
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           820,327
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           /X/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           1.3%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                         ------------------
CUSIP No.   741541106             SCHEDULE 13D                Page 3 of 13 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           First Reserve Fund VIII, LP
           I.R.S. No.:  06-1507364
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             / /

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

      NUMBER OF                0
                      ----------------------------------------------------------
     BENEFICIALLY     8        SHARED VOTING POWER

       OWNED BY                9,407,939
                      ----------------------------------------------------------
        EACH          9        SOLE DISPOSITIVE POWER

      REPORTING                0
                      ----------------------------------------------------------
       PERSON         10       SHARED DISPOSITIVE POWER

        WITH                   9,407,939
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,407,939
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           /X/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           14.5%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                         ------------------
CUSIP No.   741541106             SCHEDULE 13D                Page 4 of 13 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           First Reserve GP VII, LP
           I.R.S. No.:  06-1520256
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           N/A

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             / /

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

      NUMBER OF                0
                      ----------------------------------------------------------
     BENEFICIALLY     8        SHARED VOTING POWER

       OWNED BY                820,327
                      ----------------------------------------------------------
        EACH          9        SOLE DISPOSITIVE POWER

      REPORTING                0
                      ----------------------------------------------------------
       PERSON         10       SHARED DISPOSITIVE POWER

        WITH                   820,327
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           820,327
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           /X/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           1.3%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                         ------------------
CUSIP No.   741541106             SCHEDULE 13D                Page 5 of 13 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           First Reserve GP VIII, LP
           I.R.S. No.:  06-1507318
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           N/A

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             / /

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

      NUMBER OF                0
                      ----------------------------------------------------------
     BENEFICIALLY     8        SHARED VOTING POWER

       OWNED BY                9,407,939
                      ----------------------------------------------------------
        EACH          9        SOLE DISPOSITIVE POWER

      REPORTING                0
                      ----------------------------------------------------------
       PERSON         10       SHARED DISPOSITIVE POWER

        WITH                   9,407,939
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,407,939
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           /X/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           14.5%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                         ------------------
CUSIP No.   741541106             SCHEDULE 13D                Page 6 of 13 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           First Reserve Corporation
           I.R.S. No.:  06-1210123
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             / /

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

      NUMBER OF                0
                      ----------------------------------------------------------
     BENEFICIALLY     8        SHARED VOTING POWER

       OWNED BY                10,238,266
                      ----------------------------------------------------------
        EACH          9        SOLE DISPOSITIVE POWER

      REPORTING                0
                      ----------------------------------------------------------
       PERSON         10       SHARED DISPOSITIVE POWER

        WITH                   10,238,266
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,238,266
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           15.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                         ------------------
CUSIP No.   741541106             SCHEDULE 13D                Page 7 of 13 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           William E. Macaulay
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             / /

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

      NUMBER OF                0
                      ----------------------------------------------------------
     BENEFICIALLY     8        SHARED VOTING POWER

       OWNED BY                10,000
                      ----------------------------------------------------------
        EACH          9        SOLE DISPOSITIVE POWER

      REPORTING                0
                      ----------------------------------------------------------
       PERSON         10       SHARED DISPOSITIVE POWER

        WITH                   10,000
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,000

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [X]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           0.0%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                         ------------------
CUSIP No.   741541106             SCHEDULE 13D                Page 8 of 13 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John A. Hill
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             / /

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

      NUMBER OF                0
                      ----------------------------------------------------------
     BENEFICIALLY     8        SHARED VOTING POWER

       OWNED BY                0
                      ----------------------------------------------------------
        EACH          9        SOLE DISPOSITIVE POWER

      REPORTING                0
                      ----------------------------------------------------------
       PERSON         10       SHARED DISPOSITIVE POWER

        WITH                   0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           /X/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           0.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1 to the statement on Schedule 13D filed on July 26, 1999, by First Reserve Fund VII, Limited Partnership ("Fund VII"), First Reserve Fund VIII, L.P. ("Fund VIII", and collectively, with Fund VII, the "Funds"), First Reserve GP VII, L.P., ("GP VII"), First Reserve GP VIII, L.P. ("GP VIII"), First Reserve Corporation ("First Reserve"), William E. Macaulay and John A. Hill relates to the Common Stock, no par value per share (the "Common Stock"), of Pride International, Inc., a Delaware corporation ("Pride" or the "Company"). That Schedule 13D is hereby amended as set forth below.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended by deleting the first sentence of the second paragraph thereof and replacing it with the following:

         The Funds are Delaware limited partnerships with limited terms of existence. Their principal purpose is to make equity, equity-linked and debt investments in companies engaged in various energy and energy related activities.

         The remaining paragraphs of Item 2 are unchanged.

ITEM 3.  SOURCE OF FUNDS.

         Item 3 is hereby amended to add the following paragraph at the end of
Item 3:

         Fund VIII entered into a Securities Purchase Agreement (the "Purchase Agreement") with Pride and its wholly owned subsidiary Twin Oaks Financial Ltd. ("Twin Oaks") on March 31, 2000. Pursuant to the terms and conditions of the Purchase Agreement, Fund VIII purchased 4,500,000 shares of Common Stock of the Company. As consideration for the shares, Fund VIII delivered a cash payment of $72,000,000. The cash delivered at the closing was contributed to Fund VIII by its partners.

         The remaining paragraphs of Item 3 are unchanged.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended to add the following paragraph at the end of
Item 4:

         The purpose of the securities purchase was to increase the Funds' investment in the Company.

         On March 31, 2000, the Funds entered into the First Amended and Restated Shareholders Agreement (the "Restated Shareholders Agreement") with Pride. Pursuant to the Restated Shareholders Agreement, and more fully described in Item 6 below, the Funds have the right to designate one member of the board of directors of Pride. William E. Macaulay, an officer of First Reserve, currently serves as a director of the Company. Additionally, the Restated Shareholders Agreement contains certain covenants that restrict the Funds' ability to acquire or dispose of Pride Common Stock. First Reserve and the Funds may also decide, subject to contractual limitations, to dispose of Company securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities based on all of the above factors and on the eventual liquidation of each Fund in accordance with its respective partnership agreement.

         The remaining paragraphs of Item 4 are unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby deleted and replaced with the following:

                                                              PAGE 9 OF 13 PAGES

         (a) As of March 31, 2000, the Funds beneficially owned an aggregate of 10,228,266 shares of Common Stock. Additionally, William E. Macaulay holds stock options issued under the Company's non-employee director stock option plan covering 10,000 shares of Common Stock. The 10,238,266 total shares constitute approximately 15.8% of the 65,000,000 shares of Common Stock outstanding as of March 29, 2000, as reported by the Company, but including the shares issued on March 31, 2000.

         GP VII and GP VIII, as the general partner of Fund VII and Fund VIII, respectively, may be deemed to beneficially own the shares of Common Stock owned by those respective Funds. First Reserve as the general partner of GP VII and GP VIII may be deemed to beneficially own all of the shares of Common Stock owned by the Funds. First Reserve shares beneficial ownership of the options held by Mr. Macaulay under certain terms of his employment agreement with First Reserve. Mr. Macaulay and Mr. Hill, as directors and shareholders of First Reserve, may be deemed to share beneficial ownership of the shares beneficially owned by First Reserve and the Funds. Mr. Macaulay and Mr. Hill disclaim beneficial ownership of such shares. Except as set forth otherwise in this Schedule 13D, neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Mr. Macaulay or Mr. Hill is the beneficial owner of the Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         The number and percentage of shares of Common Stock beneficially owned by each Reporting Person are as follows:

                                                                                              Percentage of Shares of
                                                                                                   Common Stock
                                                                                               Outstanding on March
                                                                        Shares                         29, 2000
                                                                        ------                -----------------------
Fund VII                                                                 820,327                        1.3%

Fund VIII                                                              9,407,939                       14.5%

GP VII (through Fund VII)                                                820,327                        1.3%

GP VIII (through Fund VIII)                                            9,407,939                       14.5%

First Reserve*                                                        10,238,266                       15.8%

William E. Macaulay*                                                  10,238,266                       15.8%

John A. Hill*                                                         10,228,266                       15.8%


* 10,228,266 of the shares reported as beneficially owned by First Reserve, Mr. Macaulay and Mr. Hill are directly owned by the Funds. Additionally, 10,000 of the shares reported are stock options issued to Mr. Macaulay. Mr. Hill disclaims beneficial ownership of all such shares, and Mr. Macaulay disclaims beneficial ownership of all shares not directly held by him.


                                                             PAGE 10 OF 13 PAGES

         (b) Except as described in Item 6, each Fund shares with its general partner the power to vote or to direct the vote of the shares directly held by it. GP VII and GP VIII, in their roles as general partners of Fund VII and Fund VIII, respectively, and First Reserve, in its role as general partner of GP VII and GP VIII, share with each Fund the power to cause each Fund to dispose of or vote the shares of Common Stock directly held by such Fund. First Reserve also shares dispositive control over the 10,000 shares issued as stock options held by Mr. Macaulay under certain terms of his employment with First Reserve. As a result of their positions with and ownership interest in First Reserve, Mr. Macaulay and Mr. Hill may be deemed to have shared power to direct the voting and disposition of the 10,238,266 shares reported.

         (c) See Source of Funds, in Item 3 above.

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

         (e) Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
           WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to add the following at the end of Item 6:

         On March 31, 2000, Pride, Fund VIII, and Twin Oaks entered into the Securities Purchase Agreement. Under the Purchase Agreement, First Reserve and Twin Oaks have certain put and call rights with respect to the 4,500,000 shares acquired under the Purchase Agreement. Those rights are more fully explained in the Purchase Agreement, attached hereto as Exhibit A. In addition, Fund VIII may not vote these shares or transfer these shares until the shareholders of Pride have approved the March 31, 2000 transaction.

         On March 31, 2000, the Funds and Pride and Twin Oaks entered into the Restated Shareholders Agreement with respect to the 4,500,000 shares purchased. The Restated Shareholders Agreement allows First Reserve to designate one member of the Company's board of directors, provided that the person designated shall be a managing director or other higher official of First Reserve, or otherwise reasonably acceptable to the Company. The Restated Shareholders Agreement also restricts First Reserve and its affiliates from acquiring securities of the Company, except those acquired pursuant to the Purchase Agreement, that would result in an increase in the aggregate beneficial ownership of Company securities by an amount equal to 3% or more of either the Voting Power (as defined in the Restated Shareholders Agreement) or the number of outstanding shares of any class or series of Company securities. Additionally, it restricts First Reserve and its affiliates from selling , transferring or disposing of Company securities in certain transactions to any person or group, other than Twin Oaks, that would own 5% or greater of the Voting Power. The Restated Shareholders Agreement also grants demand and piggyback registration rights to First Reserve with respect to the Common Stock held by them.

ITEM 7.  EXHIBITS.

         Exhibit A:        Securities Purchase Agreement Dated as of March 31,
                           2000 By and Among Pride International, Inc., First
                           Reserve Fund VIII, L.P. and Twin Oaks Financial, Ltd.

         Exhibit B:        First Amended and Restated Shareholders Agreement
                           Among Pride International, Inc., First Reserve
                           Fund VII, L.P., and First Reserve Fund VIII, L.P.
                           dated March 31, 2000.


                                                             PAGE 11 OF 13 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  April 6, 2000.

                             FIRST RESERVE FUND VII, LIMITED PARTNERSHIP

                             By:  First Reserve GP VII, LP, as General Partner
                                  By:  First Reserve Corporation,
                                       as General Partner

                                  By:  /s/ Thomas R. Denison
                                       ---------------------------------
                                       Name:  Thomas R. Denison
                                       Title:  Managing Director


                             FIRST RESERVE FUND VIII, L.P.

                             By:  First Reserve GP VIII, LP, as General Partner,
                                  By:  First Reserve Corporation
                                       as General Partner

                                  By:  /s/ Thomas R. Denison
                                       ---------------------------------
                                       Name:  Thomas R. Denison
                                       Title:  Managing Director


                             FIRST RESERVE GP VII, LP

                             By:  First Reserve Corporation,
                                  as General Partner

                                  By:  /s/ Thomas R. Denison
                                       ---------------------------------
                                       Name:  Thomas R. Denison
                                       Title:  Managing Director

                                                             PAGE 12 OF 13 PAGES

                             FIRST RESERVE GP VIII, LP

                             By:  First Reserve Corporation,
                                  as General Partner

                                  By:  /s/ Thomas R. Denison
                                       ---------------------------------
                                       Name:  Thomas R. Denison
                                       Title:  Managing Director


                             FIRST RESERVE CORPORATION

                             By:  /s/ Thomas R. Denison
                                  ---------------------------------------
                                  Name:  Thomas R. Denison
                                  Title:  Managing Director


                             William E. Macaulay

                             By:  /s/ Thomas R. Denison
                                  ---------------------------------------
                                  Name:  Thomas R. Denison
                                  His Attorney-in-Fact
                                  (See Previously Filed Power of Attorney)


                             John A. Hill

                             /s/ Thomas R. Denison
                             --------------------------------------
                             Name: Thomas R. Denison
                             His Attorney-in-Fact
                             (See Previously Filed Power of Attorney)


                                                             PAGE 13 OF 13 PAGES